For Immediate Release

                    Career Horizons, Inc. Reports 1996 Second Quarter
                               and First Half Results

Woodbury, NY-July 24, 1996 -- Career Horizons, Inc. (NYSE: CHZ) today reported record financial results for the quarter and first half ended June 30, 1996.

Revenues rose 58 percent to $148.7 million for the quarter, from $94.2 million for the corresponding quarter a year ago. Net income advanced 76 percent to $4.8 million, or $0.25 per share, from $2.7 million, or $0.22 per share. The increases were attributable primarily to the Company's aggressive acquisition strategy and continued internal growth in general staffing and PL Services. The earnings per share comparison reflects an 88 percent increase in the number of average shares outstanding as a result of two financings completed in previous quarters.

Carefully selected acquisitions in specialty staffing and targeted geographic markets are central to Career Horizons' growth plans. In the second quarter, Career Horizons completed five such acquisitions. Two were information technology staffing companies, American Computer Professionals and WHY Systems. Three were general staffing companies, CenCor Temporary Services, The Richard Michael Group and Dial A Temporary. By mid-year, all of the recent acquisitions, including the two with the largest number of offices, CenCor and Temps & Co., were successfully integrated into Career Horizons' systems, support services, and quality, training and human resources programs.

For the first half, revenues were $275.9 million, an increase of 50 percent from $183.7 million a year ago. Net income rose 74 percent to $7.3 million, or $0.43 per share, from $4.2 million (before special charge of $550,000), or $0.34 per share, for the first half of 1995. Shares outstanding increased by 74 percent.

Walter W. Macauley, President and Chief Executive Officer, said, "During the second quarter, we continued to add companies which fit strategically and have the potential to enhance our financial performance. Prospects for additional acquisition activity remain strong based on the number of companies attracted to the benefits of joining Career Horizons, our ability to integrate these acquisitions and availability of capital."

Mr. Macauley continued, "PL Services, which provides financial, back-office and other support services to independent staffing companies, had an exceptionally strong quarter. Additionally, shortly after the end of the quarter, 17 new Associates from an affiliated group of permanent placement staffing companies joined the PL Services division. The benefits of pursuing consistent long-term growth with a portfolio of businesses broadly diversified within the staffing industry were evident in the quarter."

In addition to general and supplemental staffing, Career Horizon serves four specialty markets: information technology, health care, desktop publishing and pharmacy. It has 577 company-owned, franchised and private label offices operating under recognized local and regional brand names in 43 states and the District of Columbia.

Contacts:
- ---------

Career Horizons, Inc.                   Lundy Associates, Inc.
Michael T. Druckman                     Michael A. Lundy
Chief Financial Officer                 201-660-1100
516-682-1403
                                # # #

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                       CAREER HORIZONS, INC. and SUBSIDIARIES

              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                  (data in thousands, except per share amounts)


                               Three Months Ended       Six Months Ended
                                     June 30,               June 30,
                               ------------------    ---------------------
                                 1996     1995         1996         1995
                               --------  --------    --------     --------
REVENUES                       $148,659   $94,150    $275,851     $183,733

EXPENSES:

  Cost of services              112,824    72,091     210,233      141,115
  Selling, general and
    administrative expenses      21,988    12,667      41,637       25,429
  Remittance to franchisees       5,246     4,605       9,898        9,235
  Other expense, net                202        82         389        1,134
                               --------  --------    --------     --------
       Total expenses           140,260    89,445     262,157      176,913

Income from operations            8,399     4,705      13,694        6,820

Interest expense, net              (624)     (443)     (1,802)        (960)
                               --------  --------    --------     --------
Income before income taxes        7,775     4,262      11,892        5,860

Provision for income taxes       (2,993)   (1,542)     (4,578)      (2,216)
                               --------  --------    --------     --------
NET INCOME                     $  4,782  $  2,720    $  7,314     $  3,644
                               ========  ========    ========     ========

INCOME PER COMMON SHARE:

   Primary                         $.26      $.22        $.45         $.30
                                   ====      ====        ====         ====

   Fully Diluted                   $.25      $.22        $.43         $.30
                                   ====      ====        ====         ====

Weighted average common
  shares outstanding

  Primary                        18,281    12,342      16,417       12,330

  Fully Diluted                  23,260    12,342      21,452       12,332